TENBY PHARMA INC.
270 Presidential Drive
Wilmington, Delaware 19807
(302) 386-0058

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN COMPOSITION OF THE BOARD OF DIRECTORS

August 17, 2006

This Information Statement is being furnished to holders of record of the common stock, par value $.0001 per share (“Common Stock”), of Tenby Pharma Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by holders of our Common Stock is required in response to this Information Statement. Proxies are not being solicited. You are urged to read this Information Statement carefully, but you are not required or requested to take any action in connection with this Information Statement.

INTRODUCTION

We currently are engaged in advanced negotiations with respect to a possible change in control of the Company (the “Potential Transaction”). As part of the Potential Transaction, we anticipate entering into a Contribution Agreement (the “Contribution Agreement”) with Sirion Therapeutics, Inc., a privately-held North Carolina corporation (“Sirion”), and its stockholders (the “Sirion Stockholders”), pursuant to which, among other things, the Sirion Stockholders collectively would contribute 100% of Sirion’s issued and outstanding capital stock to the Company, and we would issue to the Sirion Stockholders shares of our Common Stock and shares of a newly created class of Series A Convertible Preferred Stock, par value $.0001 per share (the “Series A Preferred”), collectively constituting approximately 95% of our issued and outstanding capital stock immediately after the consummation of the Potential Transaction.

If the Potential Transaction is consummated, we would experience a change in control, would cease being a shell company and Sirion would become our wholly-owned subsidiary.

Additionally, in connection with the Potential Transaction, under the proposed terms of the Contribution Agreement we would experience a change in a majority of our Board of Directors.

We have not entered into any binding or enforceable agreement with respect to the Potential Transaction, and no such agreement is expected to be executed until the consummation, if any, of the Potential Transaction. Accordingly, there is no assurance that the Potential Transaction will occur, or that the anticipated terms of the Potential Transaction described in this Information Statement will not change materially prior to any consummation thereof.

Please read this Information Statement carefully. It describes the terms of the Potential Transaction and contains certain biographical and other information concerning our executive officers and directors after completion of the Potential Transaction and Private Offering (as defined below). The terms of the Potential Transaction and related matters described above and elsewhere in this Information Statement are merely a summary of the currently anticipated terms thereof and are subject to change. In the event that we consummate the Potential Transaction, we expect to file a Current Report on Form 8-K. The description of the Potential Transaction and related matters described above and elsewhere in this Information Statement are qualified in their entirety by the descriptions thereof set forth in any such Current Report on Form 8-K. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

All descriptions of the Potential Transaction, its anticipated terms and anticipated consequences and anticipated related events and transactions set forth in this Information Statement are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve substantial known and unknown risks, uncertainties and other factors which may cause the Potential Transaction not to be consummated or may cause the actual terms, consequences of the Potential Transaction and related events and transactions to be materially different from those anticipated in the descriptions in this Information Statement, including the risks that the parties are unable to reach mutually agreeable business and legal terms for the Potential Transaction, some or all of the Sirion Stockholders refuse to participate in the Potential Transaction, we are unable to perform our closing obligations with respect to the Potential Transaction, changes in market conditions, acts of terrorism or the outbreak or escalation of armed conflicts, the Risk Factors set forth in our Form 10-SB filed with the Securities and Exchange Commission on March 7, 2006 which are incorporated herein by reference, and similar matters.

You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the delivery to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders) in connection with transactions such as the Potential Transaction. Accordingly, the closing of the Potential Transaction and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the delivery of this Information Statement. This Information Statement will be first delivered to the Company’s stockholder of record on or about August 17, 2006.

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE OFFERING DESCRIBED HEREIN WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

PROPOSED CHANGE IN CONTROL

We currently are engaged in advanced negotiations with respect to a possible change in control of the Company (which we refer to above and throughout this Information Statement as the “Potential Transaction”). As part of the Potential Transaction, we anticipate entering into a Contribution Agreement with Sirion and the Sirion Stockholders, pursuant to which, among other things, the Sirion Stockholders collectively would contribute 100% of Sirion’s issued and outstanding capital stock to the Company, and we would issue to the Sirion Stockholders shares of our Common Stock and shares of Series A Preferred constituting approximately 95% of our issued and outstanding capital stock immediately after the consummation of the Potential Transaction.

More specifically, if the Potential Transaction is consummated, we anticipate that:

●
in exchange for the contribution of 100% of Sirion’s issued and outstanding shares of common stock (“Sirion Common Stock”), we would issue to Sirion Stockholders 12.5 shares of our Common Stock for each share of Sirion Common Stock, for an aggregate of 3,327,833 shares of our Common Stock,

●
in exchange for the contribution of 100% of Sirion’s issued and outstanding shares of Series A-1 Preferred Stock (“Sirion Series A-1 Preferred Stock”), we would issue to Sirion Stockholders 12.5 shares of our Series A Preferred for each share of Sirion Series A-1 Preferred Stock, for an aggregate of 1,250,000 shares of our Series A Preferred, and

●
in exchange for the contribution of 100% of Sirion’s issued and outstanding shares of Series A Preferred Stock (“Sirion Series A Preferred Stock”), we would issue to Sirion Stockholders 13.7925 shares of our Series A Preferred for each share of Sirion Series A Preferred Stock, for an aggregate of 422,036 shares of our Series A Preferred.

As a condition precedent to the Potential Transaction, we anticipate that prior to the consummation thereof, if any, we would redeem 2,250,000 shares of our Common Stock from Randy Milby, currently our sole stockholder, officer and director, for an aggregate purchase price of $225.00.

As a requirement of the Potential Transaction, we anticipate that immediately after the consummation thereof, if any, we would increase the size of our Board of Directors to five members, four Sirion designees would be appointed to fill the resulting vacancies and Randy Milby, currently our sole director, would subsequently resign from our Board of Directors. This would result in a change in a majority of our Board of Directors. Additionally, Randy Milby would resign from all other positions he holds with the Company.

If the Potential Transaction is consummated, we would experience a change in control, would cease being a shell company and Sirion would become our wholly-owned subsidiary.

PRIVATE OFFERING

We anticipate that immediately after the consummation, if any, of the Potential Transaction, we would enter into a Series A Preferred Stock Purchase Agreement with North Sound Legacy Institutional Fund, LLC and North Sound Legacy International Ltd. (collectively, “North Sound”), pursuant to which, among other things, we would issue and sell 3,125,000 shares of Series A Preferred to North Sound in a private offering, at a purchase price per share of $8.00, for an aggregate purchase price of $25 million (collectively, the “Private Offering”).

VOTING SECURITIES

As of August 17, 2006, we had 2,500,000 shares of Common Stock and no shares of any other voting or non-voting class or series of capital stock issued and outstanding. Each share of Common Stock is entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership Information as of August 17, 2006

The following table sets forth certain information known to us with respect to the beneficial ownership (as defined in Instruction 4 to Item 403 of Regulation S-B under the Securities Exchange Act of 1934) of Common Stock by (i) each person who is known by us to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each of our directors and named executive officers, and (iii) all of our executive officers and directors as a group. Except as otherwise listed below, the address of each person is 270 Presidential Drive, Wilmington, DE 19807.

The following information is presented as of August 17, 2006.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Owner	Percent of Class
Randy D. Milby (1)	Common Stock	2,500,000	100%
All directors and executive officers as a group (1 person):	Common Stock	2,500,000	100%

(1) Randy Milby currently is our sole stockholder, director and executive officer.

Anticipated Beneficial Ownership Information

The following table sets forth certain information known to us with respect to the anticipated beneficial ownership (as defined in Instruction 4 to Item 403 of Regulation S-B under the Securities Exchange Act of 1934) of our Series A Convertible Preferred Stock (“Series A Preferred”) and Common Stock by (i) each person who is known by us to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each of our directors and named executive officers, and (iii) all of our executive officers and directors as a group. Except as otherwise listed below, the address of each person is c/o Sirion Therapeutics, Inc., 3110 Cherry Palm Drive, Suite 340, Tampa, Florida 33619.

The following information is presented on a forward-looking basis assuming the consummation of the Potential Transaction and Private Offering on the terms currently anticipated.

Name and Address of Anticipated Beneficial Owner	Title of Class	Anticipated Amount and Nature of Beneficial Owner (1)	Anticipated Percent of Class (2)

Anticipated 5% or Greater Stockholders:

Affiliates of Avalon Ventures GP, LLC & Avalon Ventures VII GP, LLC (3)(4) 888 Prospect Street Suite 320 La Jolla, CA 92037	Series A Preferred Common Stock	422,036 1,324,200	8.79% 37.01%

Randy D. Milby 270 Presidential Drive Wilmington, DE 19807	Common Stock	250,000	6.99%

Affiliates of North Sound Capital LLC (4)(5) 20 Horseneck Lane Greenwich, CT 06830	Series A Preferred	3,125,000	65.14%

Quintiles Transnational Corp. & PharmaBio Development Inc. (d/b/a NovaQuest) (4)(6) 4709 Creekstone Drive Riverbirch Building, Suite 200 Durham, NC 27703	Series A Preferred	1,250,000	26.05%

The Lichter Family Trust (7) 4950 Sandshore Court San Diego, CA 92130	Common Stock	206,775	5.78%

The Widder Family Limited Partnership (8) P.O. Box 676250 Rancho Santa Fe, CA 92067	Common Stock	252,737	7.06%

Anticipated Directors and Named Executive Officers:

Kevin J. Kinsella (3)	Series A Preferred Common Stock	422,036 1,324,200	8.79% 37.01%

Kenneth J. Widder, M.D. (8)	Common Stock	252,737	7.06%

Barry Butler	Common Stock	312,500	8.73%

Roger Vogel, M.D.	Common Stock	312,500	8.73%

Dawn E. Bennett Johnson	Common Stock	0	-

Susan K. Benton	Common Stock	312,500	8.73%

Philippe Boulangeat	Common Stock	312,500	8.73%

C. Christine Miller	Common Stock	0	-

William F. Stringer	Common Stock	0	-

All anticipated directors and executive officers as a group (9 persons)(3)(8):	Series A Preferred Common Stock	422,036 2,826,937	8.79% 79.01%

(1) Anticipated beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants anticipated to be exercisable or convertible at or within 60 days of the consummation, if any, of the Potential Transaction and Private Offering are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. The indication herein that shares are anticipated to be beneficially owned is not an admission on the part of the listed stockholder that he, she or it is or will be a direct or indirect beneficial owner of those shares.

(2) Based upon 3,577,833 shares of Common Stock and 4,797,036 shares of Series A Preferred anticipated to be issued and outstanding as of the consummation, if any, of the Potential Transaction and Private Offering.

(3) Includes 1,020,950 shares of Common Stock and 38,274 shares of Series A Preferred anticipated to be owned of record by Avalon Ventures VI, L.P., 303,250 shares of Common Stock and 11,365 shares of Series A Preferred anticipated to be owned of record by Avalon Ventures VI GP Fund, LLC, and 372,397 shares of Series A Preferred anticipated to be owned of record by Avalon Ventures VII, L.P. Avalon Ventures GP, LLC acts as the general partner of each of Avalon Ventures VI, L.P. and Avalon Ventures VI GP Fund, LLC (collectively, the “Avalon VI Funds”). Likewise, Avalon Ventures VII GP, LLC acts as the general partner of Avalon Ventures VII, L.P. (the “Avalon VII Fund” and, together with the Avalon VI Funds, the “Avalon Funds”). Kevin J. Kinsella acts as the managing member of each of Avalon Ventures GP, LLC and Avalon Ventures VII GP, LLC. In the foregoing capacities, each of Avalon Ventures GP, LLC and Mr. Kinsella has full voting and investment control with respect to the shares held of record by the Avalon VI Funds, and each of Avalon Ventures VII GP, LLC and Mr. Kinsella has full voting and investment control with respect to the shares held of record by the Avalon VII Fund. As a result, each of Avalon Ventures GP, LLC, Avalon Ventures VII GP, LLC and Mr. Kinsella may be deemed to be the beneficial owner of such shares. However, each of Avalon Ventures GP, LLC, Avalon Ventures VII GP, LLC and Mr. Kinsella specifically disclaims beneficial ownership of all shares held of record by the Avalon Funds except to the extent of its or his economic interest therein.

(4) Does not include shares of Common Stock into which the stockholder’s Series A Preferred would be convertible but for a limitation on conversion set forth in the Company’s Certificate of Designations of Series A Convertible Preferred Stock. Such limitation may be waived by the holder by written notice to the Company, but such waiver would only be effective 61 days after delivery of such notice to the Company. If such limitation was disregarded or waived with respect to any holder of Series A Preferred, such stockholder’s Series A Preferred would be convertible on a one-to-one ratio for shares of Common Stock (which ratio is subject to adjustment from time to time upon the occurrence of certain events). If such limitation was disregarded or waived with respect to Avalon Ventures VI, L.P., Avalon Ventures VI GP Fund, LLC, Avalon Ventures VII, L.P. but no other holder of Series A Preferred, affiliates of Avalon Ventures GP, LLC and Avalon Ventures VII GP, LLC would be deemed to beneficially own 1,746,236 shares of Common Stock or 43.66% of the class. If such limitation was disregarded or waived with respect to North Sound Legacy Institutional Fund LLC and North Sound Legacy International Ltd. (collectively, the “North Sound Funds”) but no other holder of Series A Preferred, affiliates of North Sound Capital LLC would be deemed to beneficially own 3,125,000 shares of Common Stock or 46.62% of the class. If such limitation was disregarded or waived with respect to the shares of Series A Preferred held of record by PharmaBio Development Inc. (d/b/a NovaQuest), but no other holder of Series A Preferred, Quintiles Transnational Corp. and PharmaBio Development Inc. (d/b/a NovaQuest) would be deemed to beneficially own 1,250,000 shares of Common Stock or 25.89% of the class.

(5) North Sound Capital LLC (“North Sound”) acts as the managing member and investment advisor, respectively, of the North Sound Funds, who are the record holders of such securities. In such capacity, North Sound has voting and investment control with respect to the securities held by the North Sound Funds. Thomas McAuley is the Manager of North Sound. Although each of North Sound and Mr. McAuley may be deemed the beneficial owner of some or all of the shares held by the North Sound Funds pursuant to applicable securities laws, neither owns such shares directly. Each of North Sound and Mr. McAuley disclaims beneficial ownership of the shares held by the North Sound Funds except to the extent of their respective economic interests in each of the North Sound Funds.

(6) These shares of Series A Preferred are owned of record by PharmaBio Development Inc. (d/b/a NovaQuest), which is a wholly-owned subsidiary of Quintiles Transnational Corp. As the sole stockholder of PharmaBio Development Inc. (d/b/a NovaQuest), Quintiles Transnational Corp. shares voting and investment control with respect to the shares of Series A Preferred owned of record by PharmaBio Development Inc. (d/b/a NovaQuest) and therefore may be deemed the beneficial owner of all of such shares, but is not a direct owner of such shares.

(7) Jay Lichter, PhD. acts as trustee of The Lichter Family Trust.  In such capacity, Dr. Lichter has full voting and investment control with respect to the shares held of record by The Lichter Family Trust.  As a result, Dr. Lichter may be deemed to be the beneficial owner of such shares.  However, Dr. Lichter specifically disclaims beneficial ownership of all shares held of record by The Lichter Family Trust except to the extent of his economic interest therein.

(8) Kenneth J. Widder, M.D. acts as a partner of The Widder Family Limited Partnership.  In such capacity, Dr. Widder has full voting and investment control with respect to the shares held of record by The Widder Family Limited Partnership.  As a result, Dr. Widder may be deemed to be the beneficial owner of such shares.  However, Dr. Widder specifically disclaims beneficial ownership of all shares held of record by The Widder Family Limited Partnership except to the extent of his economic interest therein.

DIRECTORS AND EXECUTIVE OFFICERS

Current Sole Director and Executive Officer

Currently, Randy Milby, age 53, is our sole director and executive officer. Mr. Milby serves as our President and Secretary. Mr. Milby has served as a director since our incorporation and his current term as a director expires at the time of our next annual meeting of stockholders or his earlier resignation or removal. Mr. Milby has been the Global Business Director for Dupont since January 2004. Prior to that position at Dupont, he was the Global Marketing Director for Dupont from June 1999 to January 2004. Mr. Milby received a Bachelor of Science in Pharmacy from the University of Kansas in 1979 and a Masters in Business Administration from Washington University in St. Louis in 1985.

Anticipated Future Directors and Executive Officers

If the Potential Transaction is consummated, we would make the following changes to our Board of Directors and executive officers:

●
immediately after the consummation of the Potential Transaction, if any, we would increase the size of our Board of Directors from one to five, and Randy Milby, in his capacity as sole director, would elect Barry Butler, Roger Vogel, M.D., Kenneth J. Widder, M.D., and Kevin J. Kinsella to fill the resulting vacancies;

●	Mr. Milby would subsequently resign as a director and from each other position he holds with the Company, including resigning from his positions as our President and Secretary; and

●
our Board of Directors would appoint Barry Butler as our Chief Executive Officer and Dawn E. Bennett Johnson as our Chief Financial Officer and Secretary, and the current executive officers of Sirion would become executive officers of the Company.

The following table sets forth the respective names, ages and positions of our anticipated directors and executive officers on a forward-looking basis assuming the Potential Transaction is consummated. All of the directors identified below would be elected to the Board of Directors immediately after the consummation, if any, of the Potential Transaction and their terms would run until our annual meeting of stockholders in 2007.

Name	Age	Anticipated Position
Barry Butler	46	Director & Chief Executive Officer
Roger Vogel, M.D.	63	Director & Chief Medical Officer
Dawn E. Bennett Johnson	54	Chief Financial Officer and Secretary
C. Christine Miller	49	Chief Operating Officer
Susan K. Benton	41	Chief Commercial Officer
Philippe Boulangeat	58	Chief Business Officer
William F. Stringer	50	Chief Manufacturing & Compliance Officer
Kevin J. Kinsella	60	Director
Kenneth J. Widder, M.D.	53	Director

Barry Butler. Barry Butler was a co-founder of both Rx Development Resources, LLC (a limited liability company that is anticipated to be acquired by Sirion prior to the Potential Transaction) and Sirion. Mr. Butler has over 18 years experience in the pharmaceutical industry, including a variety of management and senior management positions at GlaxoSmithKline and Bausch & Lomb, Inc. in sales, sales training, market research, sales management, sales operations, and marketing. From 1988 until 1996, he held positions in sales and marketing at Glaxo, Inc. and Glaxo Wellcome. From 1996 until 2001, he worked at Bausch & Lomb where he held positions in marketing and global strategy. His last position at Bausch & Lomb was Global Category Leader for pharmaceuticals. In 2001, Mr. Butler helped form AcSentient, Inc. where he served as Vice President of Sales and Marketing. In November 2003, he co-founded Rx Development Resources, LLC and has served as its CEO since that time. Mr. Butler received a BS in corporate finance from The University of Alabama in 1982 and an MBA from the City University of Bellevue, Washington in 1985.

Roger Vogel, M.D. Roger Vogel, M.D., was a co-founder of both Rx Development Resources, LLC and Sirion. Dr. Vogel is a board certified ophthalmologist and has over 26 years of ophthalmic pharmaceutical industry experience. He served 16 years with Merck, including as Global Head of Clinical Research for Ophthalmology and Infectious Diseases. Dr. Vogel oversaw the development of Trusopt® and Timolol XE®, two of the largest selling glaucoma products. Dr. Vogel has been a consultant in the ophthalmic industry for 10 years and has worked on several significant ophthalmic projects for major sponsors. Dr. Vogel received his MB, BS, LRCP, and MRCS from University College, London, and his MRCOphth from the Royal College of Ophthalmologists.

Susan K. Benton. Susan K. Benton was a co-founder of Sirion. Ms. Benton has over 20 years of experience in the pharmaceutical and medical device industry, including with Bausch & Lomb, Inc., where she held senior management positions in sales and marketing. After leaving Bausch & Lomb in 2001, Ms. Benton served for 3 years as the Vice President of Professional and Consumer Sales for LifeScan, Inc., a division of Johnson & Johnson. During 2004 and 2005, Ms. Benton served as Vice President of Commercial Operations for Rx Development Resources, LLC. Ms. Benton has a bachelor’s degree in biology from Muhlenberg College and an MBA from the University of South Florida.

Philippe Boulangeat. Philippe Boulangeat was a co-founder of Sirion. Mr. Boulangeat has over 25 years of ophthalmic pharmaceutical industry experience. Since 2001, Mr. Boulangeat has performed consulting services to various clients in the pharmaceutical industry through a consulting business that he owns. Prior to 2001, he was with Chauvin, a leading European ophthalmic company, most recently as the Head of Business Development and of Export Sales. Mr. Boulangeat holds an MBA from the University of Paris.

C. Christine Miller, Pharm. D. C. Christine Miller has 23 years of pharmaceutical and medical device regulatory experience. From 2001 to early 2006, Ms. Miller was Vice President of Regulatory and Quality Assurance for Santarus, Inc., and from 1994 to 2001, she was the Global Vice President of Regulatory Affairs for Bausch & Lomb. Ms. Miller holds a doctor of pharmacy degree from the University of Nebraska.

Dawn E. Bennett Johnson. Dawn E. Bennett Johnson has 25 years of financial management experience, including as the Chief Financial Officer of Battenfeld Gloucester Engineering Company, Inc. from 2004 to 2006 and as the Chief Financial Officer of NutraMax Products, Inc. from 1999 to 2004. Ms. Bennett Johnson also previously served as Vice President of Finance for Bausch & Lomb Pharmaceuticals, Inc. Ms. Bennett Johnson holds a BSBA from the University of Phoenix and an MBA from the University of Notre Dame , and is a licensed CPA.

William F. Stringer. William F. Stringer has over 25 years of pharmaceutical industry experience, including serving in senior executive roles with R.P. Scherer in quality management and regulatory affairs. From 2003 to 2006, Mr. Stringer served as the President of Proclinical Aseptic Manufacturing, LLC, and from 2001 to 2003 he was General Manager and President of Vital Pharma, Inc., a leader in custom, sterile Blow-Fill-Seal (BFS) manufacturing for the pharmaceutical, medical, diagnostic, and clinical industries. He holds a bachelor’s degree in chemistry and a MS in microbiology from the University of North Carolina, Charlotte.

Kevin J. Kinsella. Kevin J. Kinsella currently serves as the managing member of Avalon Ventures, a venture capital fund he founded in 1983. Mr. Kinsella also serves as a director of Akesis Pharmaceuticals and a number of private companies, and is chairman of the investment committee of Poland Partners and INNOVA 98, investment funds focused on investments in Central Europe.  Mr. Kinsella is the largest producer of the 2006 Tony Award Winning Best Musical, Jersey Boys.  Mr. Kinsella is a graduate of the Massachusetts Institute of Technology (1967) with a Bachelor of Science degree in Management, with minors in Electrical Engineering and Political Science. He holds a Master of Arts degree in International Relations from the Johns Hopkins School of Advanced International Studies (SAIS) (1969).

Kenneth J. Widder, M.D. Kenneth J. Widder, M.D. was Chairman and CEO of Sytera, Inc. until its acquisition by Sirion in July 2006. Prior to joining Sytera, Inc., Dr. Widder served as General Partner for Windamere Venture Partners, a life science venture capital company. Dr. Widder was a founder and CEO of the following companies under Windamere Venture Partners: Santarus, Inc., a specialty pharmaceutical company focused on products for gastrointestinal diseases, Converge Medical, a developer of novel medical devices, and NovaCardia, Inc., an emerging pharmaceutical company focused on compounds for the treatment of cardiovascular diseases. He acquired his Bachelor’s Degree from Carleton College in 1974 and his Medical Degree from Northwestern University in 1979.

BOARD OF DIRECTORS

Audit, Nominating and Compensation Committees

Our Board of Directors does not have standing audit, nominating or compensation committees. Currently, we have only one director, no operations and only limited resources. Instead, the functions that might be delegated to such committees are carried out by our sole director, Randy Milby, to the extent required. Our Board of Directors believes that the cost of establishing such committees, including the costs necessary to recruit and retain qualified independent directors to serve on our Board of Directors and such committees and the legal costs to properly form and document the authority, policies and procedures of such committees are not justified under our current circumstances. However, if the Potential Transaction and Private Offering are consummated, we anticipate that we will seek qualified independent directors to serve on our Board of Directors and ultimately form standing audit, nominating and compensation committees.

Board of Directors’ Meetings

We have not completed a full fiscal year as of the date of this Information Statement. During the current fiscal year, our Board of Directors has not held any meetings and our sole director has acted by written consent 5 times, including in connection with its authorization of the filing of this Information Statement. We have had only one director since our inception. Accordingly, we have not formulated a policy on director attendance at annual meetings.

Communications with our Board of Directors

Stockholders or other interested parties may communicate directly with our sole director by mail addressed to: Board of Directors of Tenby Pharma Inc., 270 Presidential Drive, Wilmington, Delaware 19807.

EXECUTIVE COMPENSATION

Compensation of Company Executive Officers

Since our inception through the date of this Information Statement, none of our officers or directors has been paid any compensation for their services to the Company.

Compensation of Sirion Executive Officers

In connection with the consummation, if any, of the Potential Transaction, we anticipate that Sirion’s current executive officers would become executive officers of the Company. None of Sirion’s executive officers received any compensation from Sirion prior to December 31, 2005. We describe the current employment arrangements between Sirion and its executive officers, including current fiscal year compensation, below. We anticipate that in connection with the consummation, if any, of the Potential Transaction, we would assume such employment arrangements.

Neither the Company nor Sirion has a stock option plan in place or any outstanding stock options. Accordingly, officers and directors have not received, and do not hold, any options to purchase shares of common stock. However, we anticipate that after the consummation, if any, of the Potential Transaction, our Board of Directors will adopt and subsequently seek stockholder approval for a stock option plan. We intend to initially reserve shares of Common Stock, for the grant of options under such plan, equal to approximately 6% of the shares of Common Stock outstanding (giving effect to the conversion of all Series A Preferred Outstanding) immediately after the consummation of the Potential Transaction and Private Offering, if so consumated. There is no assurance that any such plan will be adopted by our Board of Directors or approved by our stockholders. Additionally, Sirion has committed to cause to be issued to Dawn E. Bennett Johnson, who is anticipated to become our Chief Financial Officer and Secretary, and William F. Stringer, Sirion’s Chief Manufacturing and Compliance Officer, stock options to purchase shares of our Common Stock constituting up to 1% and 0.25%, respectively, of our issued and outstanding capital stock. If the Potential Transaction is consummated and a stock option plan is adopted by our Board of Directors and approved by our stockholders, we anticipate that we would issue such options to Ms. Bennett Johnson and Mr. Stringer pursuant to the terms of such stock option plan.

Employment Contracts

In connection with the consummation, if any, of the Potential Transaction, we anticipate that we would assume each of the employment agreements between Sirion and its executive officers identified in the table below. Each employment agreement provides for an at-will employment relationship pursuant to which the officer receives a base salary in the amount set forth in the following table (subject to annual adjustment by the Company’s Board of Directors):

Name	Principal Position	Annualized Base Salary
Barry Butler	Chief Executive Officer	$200,000
Roger Vogel, M.D.	Chief Medical Officer	$250,000
Dawn E. Bennett Johnson	Chief Financial Officer	$175,000
C. Christine Miller	Chief Operating Officer	$175,000
Susan K. Benton	Chief Commercial Officer	$175,000
William Stringer	Chief Manufacturing and Compliance Officer	$175,000

Each employment agreement also contains the following terms:

●
The officer is eligible to receive an annual bonus at the discretion of Sirion’s Board of Directors. (The current target level of each officer’s discretionary bonus is an amount equal to up to 50% of his or her base salary.)

●
If the officer’s employment is terminated by Sirion without “cause” (as defined in the employment agreement), he or she will be entitled to receive a severance payment equal to his or her annual base salary, continued health insurance for twelve months, and payment of outplacement services for twelve months (up to $25,000).

●
In the event the officer’s employment is terminated without cause or the officer resigns for “good reason” (as defined in the employment agreement) within 24 months of a change in control, the officer is entitled to receive a severance payment equal to two times his or her annual salary, two times his or her current target or prior year’s bonus (whichever is greater), continued health insurance for twenty-four months, payment of outplacement services for twelve months (up to $25,000), and any unvested stock options, restricted stock or other equity-based compensation awards shall become 100% vested as of the termination date of the officer’s employment.

●	The officer is entitled to customary employee benefits such as health insurance, 401(k) plan participation and paid vacation.

In addition, on July 5, 2006, Sirion entered into a consulting agreement with Philippe Boulangeat to act as our Chief Business Officer and provide services related to business development for a term of one year. Under the consulting agreement, Mr. Boulangeat is entitled to receive an annual fee of $175,000. In connection with the consummation, if any, of the Potential Transaction, we anticipate that we would assume this consulting agreement.

Director Compensation

Currently, our sole director receives no compensation pursuant to any arrangement for his services as a director. After consummation of the Potential Transaction, if any, we anticipate that we would adopt a director compensation program to compensate directors for their services.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Currently, we utilize office space and equipment provided by Randy Milby, our President, Secretary and sole stockholder and director, at no cost. Additionally, we have two notes payable to Mr. Milby in the aggregate principal amount of $17,500, which accrue interest at the rate of 4% per annum. We expect the foregoing space and equipment arrangement to be terminated and the foregoing notes to be repaid in full (including all accrued and unpaid interest thereon) in connection with the consummation, if any, of the Potential Transaction.

Additionally, in connection with the consummation, if any, of the Potential Transaction and Private Offering, we anticipate that we would enter into the following agreements and transactions with certain of our anticipated directors, executive officers and 5% stockholders:

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A Contribution Agreement with Sirion’s stockholders, including, among others, Avalon Ventures VI, L.P., Avalon Ventures VI GP Fund, LLC, Avalon Ventures VII, L.P., PharmaBio Development Inc. (d/b/a NovaQuest), Kevin J. Kinsella, The Widder Family Limited Partnership, The Lichter Family Trust, Barry Butler, Roger Vogel, M.D., Susan K. Benton, and Philip Boulangeat that would govern the terms of the Potential Transaction.

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A Series A Preferred Stock Purchase Agreement with North Sound Legacy Institutional Fund LLC and North Sound Legacy International Ltd. (collectively, “North Sound”) pursuant to which, among other things, we would sell $25 million of our shares of Series A Preferred to North Sound at a purchase price per share of $8.00.

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An Investors’ Rights Agreement with North Sound, Avalon Ventures VI, L.P., Avalon Ventures VI GP Fund, LLC, Avalon Ventures VII, L.P., PharmaBio Development Inc. (d/b/a NovaQuest), Kevin J. Kinsella, The Widder Family Limited Partnership, The Lichter Family Trust, Nathan Mata, Gabe Travis, Barry Butler, Roger Vogel, M.D., Susan K. Benton, Philip Boulangeat, and Randy Milby pursuant to which, among other things, we would (i) grant certain registration rights with respect to our Common Stock to the parties to such agreement, (ii) impose certain restrictions on the sale of such Common Stock for up to one year after the consummation of the Potential Transaction, and (iii) provide the parties with a right of first offer to purchase our securities in future offerings of our securities (subject to certain exceptions). The registration rights and restrictions on sale in this agreement apply to approximately 8,276,160 shares of our capital stock.

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Indemnification Agreements with each person who becomes one of our directors or executive officers in connection with the consummation, if any, of the Potential Transaction pursuant to which, among other things, we would indemnify such directors and executive officers to the fullest extent permitted by Delaware law, and provide for advancement of legal expenses under certain circumstances.

Further, by virtue of our acquisition of Sirion pursuant to the consummation, if any, of the Potential Transaction, we anticipate that we would specifically assume or directly or indirectly succeed to the following agreements and transactions:

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Sirion’s Agreement and Plan of Merger with Sytera, Inc. (“Sytera”), pursuant to which, among other things, Sirion acquired Sytera and as a result of which we would be obligated to issue shares of our Common Stock and make cash payments to Sytera’s former stockholders - including The Widder Family Limited Partnership, Avalon Ventures VI, L.P., Avalon Ventures VI GP Fund, LLC, Avalon Ventures VII, L.P., and The Lichter Family Trust - based upon the achievement of milestones in the development and commercialization of a technology that Sirion acquired from Sytera through the merger.

●	Employment Agreements with each person who becomes one of our executive officers in connection with the consummation, if any, of the Potential Transaction.

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An Escrow Agreement, Voting Agreement and Investor Rights Agreement entered into by Sirion with certain of its directors, executive officers and 5% stockholders in connection with its acquisition of Sytera. The Voting Agreement and Investor Rights Agreement would terminate in connection with the Potential Transaction.

●	A Loan Agreement, Security Agreement and Promissory Note between Sirion and PharmaBio Development Inc. (d/b/a NovaQuest) that would be terminated prior to the Potential Transaction.

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An agreement (the “RXDR Purchase Agreement”) that would be entered into prior to the Potential Transaction between Sirion and affiliates of Barry Butler and Roger Vogel, M.D. and pursuant to which Sirion would acquire Rx Development Resources, LLC in exchange for Sirion’s payment to such affiliates of contingent consideration equal to 15% of collections based on revenue generated by Rx Development Resources, LLC for three years from the date of the acquisition.

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Prior management services arrangements between Rx Development Resources, LLC and affiliates of Barry Butler and Roger Vogel, M.D, each of which terminated as of December 31, 2005, and prior working capital loans by such affiliates to Rx Development Resources, LLC.

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Exclusive License Agreements and a Stock Purchase Agreement with Sytera II, Inc. - which is majority owned by the former Sytera stockholders, including The Widder Family Limited Partnership, Avalon Ventures VI, L.P., Avalon Ventures VI GP Fund, LLC, Avalon Ventures VII, L.P., and The Lichter Family Trust.

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A Consulting Agreement with Kenneth J. Widder, M.D., who is anticipated to be a member of our Board of Directors and a beneficial owner of more than 5% of our Common Stock, pursuant to which Dr. Widder has agreed to provide services to Sirion relating to the development and commercialization of pharmaceutical products for a term of three years. Under this Consulting Agreement, Dr. Widder is entitled to receive an annual fee of $360,000.

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Offer letters from Sirion to Dawn E. Bennett Johnson, who is anticipated to become our Chief Financial Officer and Secretary, and William F. Stringer, Sirion’s Chief Manufacturing and Compliance Officer, pursuant to which Sirion has committed to cause to be issued to Ms. Bennett Johnson and Mr. Stringer stock options to purchase shares of our Common Stock constituting up to 1% and 0.25%, respectively, of our issued and outstanding capital stock.

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A Consulting Agreement with Jay Lichter, Ph.D., who is anticipated to be a beneficial owner of approximately 5.78% of our Common Stock, pursuant to which Dr. Lichter has agreed to provide services to Sirion relating to the development and commercialization of pharmaceutical products for a term of three years. Under the consulting agreement, Dr. Lichter is entitled to receive an annual fee of $260,000.

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Prior arrangements between Sytera and Mary Jacqueline Johnson, Kenneth J. Widder, M.D.’s spouse, pursuant to which Ms. Johnson performed services for Sytera through a wholly-owned company. In connection with Sirion’s acquisition of Sytera, Sirion paid Ms. Johnson’s company $25,000 in satisfaction of amounts outstanding for previously completed services.

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An employment arrangement between Sirion and Lisa Butler, Barry Butler’s spouse, pursuant to which Ms. Butler is employed as Sirion’s Vice President of Medical Writing and Regulatory Operations and is paid an annual base salary of $130,000.

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An agreement with Philippe Boulangeat, Sirion’s Chief Business Officer, pursuant to which Mr. Boulangeat purchased all of the outstanding membership interests of FOCUS-ED, LLC from Rx Development Resources, LLC for a purchase price of $105,000.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s officers, directors and persons who beneficially own more than 10% of any class of the Company’s equity securities that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended to file initial reports of ownership, and reports of changes of ownership, of the Company’s equity securities with the SEC and furnish copies of those reports to the Company. Based on a review of reports furnished to the Company, written representations that no reports were required and information available to the Company regarding the record ownership of shares, the Company believes that all reports required to be filed by such persons prior to the date of this information statement were timely filed.

By Order of the Board of Directors
August 17, 2006